UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 24, 2021, GFL Environmental Inc. (the “Company”) completed its previously announced offering of US$250.0 million in aggregate principal amount of 4.000% Senior Notes due 2028 (the “Notes”). The Notes were issued pursuant to an indenture, dated as of November 23, 2020 (the “Base Indenture”), among the Company, the guarantors from time to time party thereto and Computershare Trust Company, N.A., as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of December 30, 2020, the Second Supplemental Indenture, dated as of January 28, 2021, the Third Supplemental Indenture, dated as of June 10, 2021, the Fourth Supplemental Indenture, dated as of July 29, 2021 and the Fifth Supplemental Indenture, dated as of September 24, 2021, among the Company, the guarantors party thereto and the Trustee (the Base Indenture, as so amended and supplemented, the “Indenture”).

The maturity date of the Notes is August 1, 2028. The Notes were offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States pursuant to Regulation S under the Securities Act.

The information provided herein is qualified in its entirety by the terms of the Indenture and Notes. A copy of the Indenture (including the form of Notes) and the Fifth Supplemental Indenture are furnished as Exhibits 4.1 and 4.2, respectively, hereto, and are incorporated herein by reference.

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit Number	Description
4.1	Indenture dated as of November 23, 2020, among the Company, the guarantors from time to time party thereto and Computershare Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed on November 25, 2020).

4.2	Fifth Supplemental Indenture dated as of September 24, 2021, among the Company, the guarantors from time to time party thereto and Computershare Trust Company, N.A., as Trustee.

4.3	Form of 4.000% Senior Note due 2028 (included in Exhibit 4.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

By:	/s/ Mindy Gilbert
Name:	Mindy Gilbert
Title:	Executive Vice President and General Counsel

Date: September 28, 2021